SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024 (Report No. 3)

Commission File Number: 0-27466

NICE LTD.
(Translation of Registrant’s Name into English)

13 Zarchin Street, P.O. Box 690, Ra’anana, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1          NICE to Webcast Financial Analyst and Investor Day at Interactions 2024, dated June 7, 2024.

99.2          NICE Awarded Its Largest Ever CXone Deal in the APAC Region, Demonstrating NICE’s Global Leadership, June 10, 2024.

99.3          NICE Unveils CXone Mpower, The Ultimate CX-Aware AI Offering, Providing Continuous, Memory-Driven Human and AI Collaboration, dated June 11, 2024.

99.4          NICE Launches 1CX, An All-In-One UCaaS for $5 Per User Per Month, dated June 11, 2024.

99.5          NICE Announces CX Excellence Award Winners at Interactions 2024, Playing Pivotal Roles in Shaping the Future of CX, dated June 12, 2024.

99.6          NICE Announces Elite Partners of the Year Awards at Interactions 2024, Expanding the Reach of CX AI To New Heights, dated June 12, 2024.

99.7          NICE’s Inaugural International Happiness Index Finds 78% of People Think Leveraging AI In Customer Service Can Make Them Happier Consumers, dated June 20, 2024.

99.8          NICE Named a Leader In 2024 IDC MarketScape for Contact Center as a Service Report, dated June 26, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD. Name: /s/ Tali Mirsky Title: Corporate VP, General Counsel and Corporate Secretary Dated: July 9, 2024

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1          NICE to Webcast Financial Analyst and Investor Day at Interactions 2024, dated June 7, 2024.

99.2          NICE Awarded Its Largest Ever CXone Deal in the APAC Region, Demonstrating NICE’s Global Leadership, June 10, 2024.

99.3          NICE Unveils CXone Mpower, The Ultimate CX-Aware AI Offering, Providing Continuous, Memory-Driven Human and AI Collaboration, dated June 11, 2024.

99.4          NICE Launches 1CX, An All-In-One UCaaS for $5 Per User Per Month, dated June 11, 2024.

99.5          NICE Announces CX Excellence Award Winners at Interactions 2024, Playing Pivotal Roles in Shaping the Future of CX, dated June 12, 2024.

99.6          NICE Announces Elite Partners of the Year Awards at Interactions 2024, Expanding the Reach of CX AI To New Heights, dated June 12, 2024.

99.7          NICE’s Inaugural International Happiness Index Finds 78% of People Think Leveraging AI In Customer Service Can Make Them Happier Consumers, dated June 20, 2024.

99.8          NICE Named a Leader In 2024 IDC MarketScape for Contact Center as a Service Report, dated June 26, 2024.